Exhibit 99.1

Hello Everyone,

My name is Adam Cisse and I work on the Operations team here at Masterworks.

We are thrilled to present xPxoxlxixtxixcxaxlx xCxaxrxtxoxoxnx x Axbxsxtxrxaxcxtxixoxnx by the acclaimed artist, George Condo.

Condo’s market has continued to explode - boasting a 23.5% annual record price growth rate at auction, with top auction records as high as $6.8M.

Executed in 2017, the Painting depicts many geometric and figurative forms recognizable to Condo’s popular artistic style drawing on Cubism and cartoon imagery.

So why do we like this painting? Three things:

One: This work has high upside potential with a similar sales appreciation rate of 19.4% since 2010.

Two: Cubist works by Condo executed after 2008, similar to the Painting, have sold at auction in excess of $4.6M.

Three: To date, Masterworks achieved two exits of Condo’s paintings with annualized returns as high as 39.3% to the initial offering price net of all costs and fees.

Thank you for joining us, and we are excited to present to you the exciting work by George Condo.